Exhibit 99.3

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.

(D-MARKET ELECTRONIC SERVICES AND TRADING)

EXPLANATORY NOTES ON THE AGENDA AND INFORMATION ABOUT THE ANNUAL GENERAL

ASSEMBLY OF THE SHAREHOLDERS OF D-MARKET

TO BE HELD ON JUNE 24, 2022

As per the decision of the Board of Directors of D-Market Elektronik Hizmetler ve Ticaret A.Ş. (“D-Market” or the “Company”) dated May 20, 2022, shareholders in D-Market (“D-Market shareholders”) are invited to attend the Annual General Assembly Meeting of Shareholders (the “General Assembly”) to be held on June 24, 2022, at 14:00 (local time) at Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi No:12 Trump Towers Kule:2 Kat:2 Şişli/İstanbul.

Agenda of the General Assembly and Other Information

1.	Opening and election of the General Assembly Meeting Chairmanship

In accordance with the “Turkish Commercial Code” no. 6102 (“TCC”), the “Regulation on the Principles and Procedures for General Assembly Meetings of Joint Stock Companies and the Representatives of the Ministry Attending Such Meetings” (“Regulation”), D-Market’s Articles of Association and the “Internal Directive on the Working Principles of the General Assembly”, the Chairmanship of the General Assembly shall be elected by shareholders.

2.	Giving authority to General Assembly Meeting Chairmanship to sign the minutes of the meeting

In accordance with the TCC and Regulation the shareholders attending the General Assembly shall vote to authorize the Chairmanship to keep minutes of the General Assembly and sign them.

3.	Review and discussion of the Board of Director's Annual Report and Independent Auditor's Report for 2021, as required under the Regulation

In accordance with the provisions of the TCC, D-Market shareholders may obtain the Company’s Annual Activity Report prepared by the Board of Directors from the Company’s headquarters free of charge or download from https://investors.hepsiburada.com/ website. Additionally, D-Market shareholders may obtain the independent auditors’ report prepared by Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (Ernst and Young) from the Company headquarters free of charge or from https://investors.hepsiburada.com/ website.

4.	Review, discussion and ratification of the 2021 financial statements, as required under the Regulation

According to Article 28 of D-Market’s Articles of Association, D-Market’s accounting period starts on the first day of January and ends on the last day of December. Within this framework, the financial statements of the Company for the period between January 1,2021 and December 31, 2021 shall be read and submitted for the approval of the shareholders attending the General Assembly. D-Market shareholders may obtain these documents from the Company’s headquarters or from https://investors.hepsiburada.com/ website.

5.	Release of the members of the Board of Directors for their respective activities in the 2021 financial year, as required under the Regulation

As per the provisions of the TCC, release of the members of the Board of Directors from liability for their activities in connection with their service on the Board of Directors for the 2021 financial year shall be submitted for the approval of the shareholders attending the General Assembly.

6.	Decision on the appropriation of 2021 net profit, as required under the Regulation

In view of there not having been any profit for the fiscal year ended December 31, 2021, according to the statement of comprehensive loss of the Company for that period, the Board of Directors proposes to the shareholders attending the General Assembly to approve its determination not to distribute any dividend.

7.	Deciding about the members of the Board of Directors’ due to their membership of the Board of Directors and Committees remuneration and the rights such as attendance, premium and bonus, as required under the Regulation

The Board of Directors proposes that the shareholders attending the General Assembly approve the following remuneration, premium, bonus and other rights of the members of the Board of Directors due to their independent membership of the Board of Directors and Committees:

●	100,000 USD annual gross payment to independent board members

●	20,000 USD annual gross payment to chairpersons of the committees

●	10,000 USD annual gross payment to the other independent members of the committees

Remuneration for the Chairperson and board members due to their membership of the Board of Directors and Committees* will be decided in line with Article 394 of TCC and Article 15 of D-Market’s Articles of Association.

8.	Approval of appointment of Halil Cem Karakaş, who has been elected by the Board in accordance with Article 363 of the TCC to the vacant Board membership due to Mehmet Erol Çamur’s resignation as a director, as required under the TCC and the Regulation,

Approval of appointment of Ahmet Fadıl Ashaboğlu, who has been elected by the Board in accordance with Article 363 of the TCC to the vacant Board membership due to Halil Korhan Öz’s resignation as a director, as required under the TCC and the Regulation,

Approval of appointment of Tayfun Bayazıt, who has been elected by the Board in accordance with Article 363 of the TCC to the vacant Board membership due to Mustafa Aydemir’s resignation as a director as required under the TCC and the Regulation

The resumes of Mr. Karakaş, Mr. Ashaboğlu and Mr. Bayazıt are as below:

Mr. Cem Karakaş, 47, is an industrial restructuring leader in global snacking industry. He has led large scale restructuring and growth programs in biscuit and chocolate industries building and rationalizing several dozen manufacturing plants around the world as well as leading omni-channel market entry programs. Latest, Dr. Karakaş was the founding CEO of Pladis, the largest European biscuit player and one of the largest snacking companies globally. Prior to that Dr Karakaş held CEO and CFO roles in Yıldız Group and Erdemir Group of Turkey. Dr Karakaş is the executive chairman Aran Ard Teoranta and Rudi’s Organic, the fastest growing European and North American free-from bakery players. Dr Karakaş has a Bachelor’s degree in management from Middle East Technical University, Master’s degree in business administration in finance from Massachusetts Institute of Technology and a Doctorate degree in finance from Istanbul University.

*Committee: Audit Committee, Corporate Governance Committee and Risk Committee

Mr. Ahmet Ashaboğlu, 51, holds a BSc degree from Tufts University and a Master of Science degree from Massachusetts Institute of Technology (MIT), both in Mechanical Engineering. He began his career as a Research Assistant at MIT in 1994, followed by various positions in capital markets within UBS Warburg, New York (1996-1999). After serving as a management consultant at McKinsey & Company, New York (1999-2003), Ahmet Ashaboğlu moved back to Turkey and joined Koç Holding as Finance Group Coordinator in 2003. He was appointed as Group Chief Financial Officer at Koç Holding in 2006 and served in that position until April 2022. Ahmet Ashaboğlu is currently a board member of Mavi, Yapı Kredi Bank, Koç Financial Services, Koç Finansman and Sirena Marine.

Mr. Tayfun Bayazıt, 64, started his banking career at Citibank in 1983 after having received a BS degree in Mechanical Engineering (1980) and an MBA from Columbia University, New York, (Finance and International Business - 1983).He subsequently worked in executive positions within Cukurova Group for 13 consecutive years (Yapı Kredi as Senior EVP and Executive Committee Member, Interbank as CEO, Banque de Commerce et de Placements S.A. Switzerland as President and CEO). In 1999, he was appointed as Vice Chairman of Doğan Holding and an Executive Director of Disbank. In 2001 he assumed the CEO position at Disbank. In 2003, he was also appointed Chairman and was requested to remain as CEO of Fortis Turkey and the region in July 2005 after its acquisition. Subsequently, he was elected as Chairman of Fortis in 2006.Mr. Bayazıt came back to Yapı Kredi in 2007 (at which time Yapı Kredi was owned by a joint venture of the UniCredit and the Koç Group) as CEO and two years later he was elected as Chairman. He served as chairman of all Yapı Kredi subsidiaries including Yapı Kredi Sigorta (property and casualty insurance) and Yapı Kredi Emeklilik (private pension and life) for 4 years. Yapı Kredi was the fourth largest high street bank in Turkey with subsidiaries in Holland, Bahrain and Russia, actively involved in mortgage lending among other individual banking activities with a strong digital focus.Mr. Bayazıt left this post in August 2011 to set up his own firm “Bayazit Consulting Services.” He was then elected as the Country Chairman for MarshMcLennan Group (Marsh, Mercer and Oliver Wyman exist in Turkey) in September 2012 and serves on the board of directors of MLP Care (healthcare) and Coca Cola Icecek (bottling and distribution) as an independent director. He is also a board member at Aydem Enerji and Boyner companies. He is a member of TUSIAD (Turkish Industrialists and Businessmen Association) High Advisory Board and takes an active role in other non-governmental organizations such as the World Resources Institute, Corporate Governance Association of Turkey. He is a member of the board of trustees of Bosphorus University and Turkish Education Volunteers Foundation.

9.	Appointment of the Independent Auditor for the year 2022, as required under the Regulation

The shareholders attending the General Assembly shall vote on the appointment of Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (Ernst & Young) as auditor of the fiscal year 2022 accounts, as per the proposal of the Board of Directors and Audit Committee.

10.	As required under the TCC, empowerment of members of the Board of Directors, in connection with carrying out an activity which is a commercial transaction falling under the scope of the Company’s business either on their own or on a third party's account as well as becoming a partner with unlimited liability at a company that is engaged in the same type of commercial transactions, as referred to Article 396 of the TCC

In accordance with Article 396 of the Turkish Commercial Code entitled “Prohibition on Competing”, which states empowerment of members of the Board of Directors, in connection with carrying out an activity which is a commercial transaction falling under the scope of the Company’s business either on their own or on a third party's account as well as becoming a partner with unlimited liability at a company that is engaged in the same type of commercial transactions is required and, Board members may engage in transactions described in Article 396 only with the approval of the majority of the shareholders attending the General Assembly. In line with these regulations, such authorizations for the members of Board of Directors shall be submitted to the approval of shareholders attending the General Assembly.

11.	Approval of indemnification primarily by the Company to the fullest extent permissible by law of all the losses that may arise due to the responsibilities of the Board Members and the Executive Committee Members due to their duties as well as of the signing of the indemnification agreements between the Company and each Board Member and each Executive Committee Member as agreed by the Board of Directors, within the framework of the director liability insurance policy

Further details regarding the director liability insurance policy can be found on the page 116, via the below mentioned link.

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001850235/000110465922054726/heps-20211231x20f.htm

12.	To determine the upper limit for the aid and donations to be made until the next Ordinary General Assembly meeting of the Company as 2 per thousands of the total net assets of the Company and approve the authorization of the Board of Directors within this context

The upper limit of 0.2 per cent of the total net assets of the Company for the aid and donations to be made until the next ordinary (i.e. annual) General Assembly meeting of shareholders as approved by the Board of Directors shall be submitted to the approval of the shareholders attending the General Assembly.

13.	Closing